ASSET PURCHASE AGREEMENT

BY AND BETWEEN

SPRUCE FALLS INC.

AND

TEMBEC INC.

AND

4311485 CANADA INC.

AND

JOLINA CAPITAL INC.

(ii)

(iii)

ASSET PURCHASE AGREEMENT

AGREEMENT made in the City of Montreal, Province of Québec as of January 25, 2006,

BY AND BETWEEN:

SPRUCE FALLS INC., a corporation continued under the Laws of Canada with its registered office at 1 Macpherson Avenue, Kapuskasing, Ontario, P5N 2Y2, herein acting and represented by Mr. Dottori, its sole director,

(" Vendor");

AND:

TEMBEC INC., a company incorporated under the Laws of Canada with its registered office at 800 René-Lévesque Blvd., Suite 1050, Montréal, Québec, H3B 1X9, herein acting and represented by Mr. Dottori, its President and Chief Executive Officer;

(" Tembec");

AND:

4311485 CANADA INC., a corporation incorporated under the Laws of Canada with its registered office at 246, chemin Senneville, Senneville, Québec, H9X 3X4, herein acting and represented by Mr. Saputo, its sole director,

(" Purchaser");

AND:

JOLINA CAPITAL INC., a corporation incorporated under the Laws of Canada with its registered office at 246, chemin Senneville, Senneville, Québec, H9X 3X4, herein acting and represented by Mr. Saputo, its sole director,

(" Guarantor");

THIS AGREEMENT WITNESSETH THAT, in consideration of the mutual covenants herein contained, it is agreed by and between the Parties as follows:

ARTICLE I
INTERPRETATION

1.1  Definitions

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

(a) "Accounts Payable" shall mean the Employee Payables and all other accounts payable, trade payables and other amounts owed to creditors of the Vendor (other than indebtedness for borrowed money, litigation awards and inter-company payables) and all accrued liabilities in respect of the foregoing with respect to the Business at the Closing Time on the Closing Date.

(b) "Accounts Receivable" shall mean all accounts receivable, trade accounts, notes receivable, book debts and other debts due or accruing due to the Vendor and accrued receivables with respect to the foregoing with respect to the Business at the Closing Time on the Closing Date.

(c) "Affiliate" shall have the meaning ascribed thereto in the Canada Business Corporations Act.

(d) "Agreement" shall mean this Asset Purchase Agreement and all instruments supplemental hereto or in amendment or confirmation hereof; "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Agreement and not to any particular Article, Section or other subdivision; "Article", "Section" or other subdivision of this Agreement means and refers to the specified Article, Section or other subdivision of this Agreement.

(e) "Assumed Liabilities" has the meaning ascribed thereto at Section 2.6.

(f) "Balance of Sale" has the meaning ascribed thereto at Section 3.1(d).

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(i) "Benefit Plans" has the meaning ascribed thereto at Section 4.1(r).

(j) "Books and Records" shall mean copies of all books, records, files and documentation (in whatever medium and wherever situated) of the Vendor which pertain to the Business; for greater certainty, the phrase "Books and Records" shall include, without limitation, all statements, budgets, books, ledgers, records, financial records, accounting records, consents, approvals, authorizations, written Contracts, Employee files, Benefit Plans, documentation, evidence or indication of ownership of the Vendor in and to any Purchased Asset, all records and correspondence which pertain to the Licenses and the Environmental Permits, but shall not include books, records, files and documentation of the Vendor which pertain exclusively to the Excluded Assets or businesses of the Vendor other than the Business. In the event any of the above books and records pertain to both the Business, on the one hand, and the Excluded Assets or businesses of the Vendor other than the Business, on the other hand, then the phrase "Books and Records" shall mean copies thereof with all information not related to the Business deleted.

(k) "Business" shall mean the business of the Vendor as previously or presently conducted by the Vendor, consisting of the manufacture and distribution of oriented strand board (OSB) panel at the Saint-Georges-de-Champlain OSB Plant, the Immoveables and the immoveable properties and real properties leased under the Real Property Leases and including related forest operations.

(l) "Closing" shall mean the completion of the purchase and sale of the Purchased Assets contemplated hereunder and the payment to the Vendor of the Purchase Price required to be paid at Closing pursuant to Section 3.1.

(m) "Closing Date" has the meaning ascribed thereto at Section 11.1.

(n) "Closing Date Statement" shall mean the unaudited balance sheet of the Business including a calculation of the Closing Date Working Capital as of the Closing Time on the Closing Date prepared by the Vendor in accordance with generally accepted accounting principles applied on a consistent basis with prior periods.

(o) "Closing Date Working Capital" shall mean the amount calculated by subtracting the Accounts Payable from the aggregate of (x) Inventory that is not older than six (6) months, (y) Pre-Paid Expenses and (z) Accounts Receivable as shown or reflected on the Closing Date Statement.

(p) "Closing Time" shall mean 7:00 p.m. on the Closing Date or such other time agreed to among the Parties.

(q) "Contracts" shall mean all written or oral contracts, agreements, indentures, instruments, commitments and orders made by or in favour of the Vendor in connection with the Business, other than (i) those which do not relate exclusively to the Business including in particular agreements with Corporate Suppliers, and (ii) those exclusively related to or part of the Excluded Assets.

(r) "Corporate Suppliers" shall mean those suppliers of the Business which supply generally to the Vendor and its Affiliates pursuant to corporate umbrella-type agreements which are not assignable solely with respect to the Business, all of which are listed in Schedule 1.1(t).

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(t) "Customer and Supplier List" shall mean the list of customers and suppliers of the Business (i) for which there is an outstanding purchase order (issued by or to Vendor) as at the Closing Date or (ii) for which a purchase order (issued by Vendor) has been filled within twelve (12) months prior to the Closing Date. A list of such customers and suppliers, including Corporate Suppliers, is to be attached upon Closing as Schedule 1.1(t).

(u) "Employee Payables" shall mean all amounts payable to Employees or for the benefit of Employees in connection with their employment, including all benefits and accrued vacation, as of the Closing Time on the Closing Date, arising from events occurring prior to the Closing Date, but excluding all amounts on account of obligations and liabilities that are obligations and liabilities of the Vendor pursuant to Section 2.7.

(v) "Employees" shall mean all of the unionized and non-unionized employees of the Vendor employed exclusively in the Business, including those employees on long term disability, workmen's compensation, leave of absence, and those employees laid off on or prior to the Closing Date with recall rights XXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXX; an exhaustive list and details XXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXX being set forth in Schedule 1.1(v)B.

(w) "Environment" means all components of the earth, including, without limitation, air (and all layers of the atmosphere), land (and all surface and subsurface soil, underground spaces and cavities and all land submerged under water) and water (and all surface water and groundwater), organic and inorganic matter and living organisms, and the interacting natural systems that include components referred to above and all sewer systems.

(x) "Environmental Laws" means applicable Laws relating to the Environment, Hazardous Substances, pollution or protection of the Environment, including, without limitation, civil responsibility for acts or omissions with respect to the Environment and Laws relating to: (i) forest and forestry operations, (ii) on-site or off-site contamination (iii) chemical substances or products; (iv) Releases of any Hazardous Substances into the Environment; and (v) the manufacture, processing, distribution, use, treatment, storage, transport, packaging, labelling, sale, recycling, disposal, destruction, incineration, burial or handling of Hazardous Substances.

(y) "Environmental Permits" means all permits, authorizations, certificates, licenses, consents, registrations, agreements and any other approvals required pursuant to any Environmental Laws and relating to the operation of the Business. Environmental Permits held by Vendor are listed in Schedule 1.1(y).

(z) "Equipment" shall mean (i) all machinery, spare parts, equipment, tools, computers, furniture, fixtures, furnishings, office equipment (including, without limitation, word processing, accounting, communication and reproduction equipment) owned or used by the Vendor located in, on or about or normally located in, on or about the Immoveables and in, on or about the immoveables and real property covered by the Real Property Leases used in connection with the Business (other than that which forms part of the Excluded Assets), all material items of which machinery and equipment as of the date hereof being listed in the Schedule 1.1(z)), and (ii) all assignable warranties of any Person covering all or any part of such Equipment. Schedule 1.1(z) shall be updated and delivered to Vendor on the Closing Date.

(aa) "Excluded Assets" has the meaning ascribed thereto at Section 2.2.

(bb) "Governmental Authority" shall mean any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, any subdivision or authority of any of the foregoing, or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

(cc) "Hazardous Substances" means any Substance which is listed, defined, designated, classified as or otherwise or is deemed to be alone or in any combination, hazardous, hazardous waste, hazardous material, hazardous residual material, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any applicable Environmental Laws.

(dd) "Immoveables" shall mean (i) the immoveables described in Schedule 1.1(dd) together with all buildings, structures, erections, appurtenances, fixtures and other improvements situated on, in, over or under such immoveables, including, without limitation, any construction-in-progress, and (ii) all assignable warranties of any Person covering all or any part of such Immoveables.

(ee) "Indemnified Party" has the meaning ascribed thereto at Section 10.3.

(ff) "Indemnifying Party" has the meaning ascribed thereto at Section 10.3.

(gg) "Intellectual Property Rights" shall mean (i) all domestic and foreign patents, trade marks, trade names, service marks, copyrights, industrial designs, trade secrets, inventions, know-how, manuals, technology, software, and other intellectual property owned or used by the Vendor in connection with the Business, and (ii) all registrations and applications for registration of intellectual property owned or used by the Vendor in connection with the Business, other than any items within this definition owned or used by the Vendor and which do not relate exclusively to the Business.

(hh) "Inventory" shall mean all inventories, finished goods which are reflected on the books of the Vendor as "Inventory", round wood and other fibre sources, materials and supplies and maintenance items, in each case on hand, in transit, ordered but not delivered, warehoused, or wherever situated, of the Vendor to be used in connection with the Business.

(ii) "Laws" shall mean (i) all laws, statutes, codes, ordinances, orders, decrees, rules, regulations, directives, guidelines, policies, notices and by-laws, and (ii) all judgments, orders, writs, injunctions, decisions, rulings, decrees, and awards of any Governmental Authority.

(jj) "Licenses" shall mean permits, licenses, certificates of compliance, consents, approvals and authorizations of, or registrations with, any Governmental Authority, pertaining to the Business other than Environmental Permits; all of the Licenses held by the Vendor are identified in Schedule 1.1(jj).

(kk) "Liens" shall mean all hypothecs, mortgages, prior claims, pledges, liens, security interests, security granted under the Bank Act (Canada), servitudes, conditional sale contracts, ownership or title retention agreements and other encumbrances or rights of any nature whatsoever or however arising that in substance secure payment or performance of an obligation.

(ll) "Losses" has the meaning set forth in Section 10.1.

(mm) "Non-Competition Agreement" has the meaning set forth in Section 9.1(j).

(nn) "Non-Transferable Licenses" shall mean those Licenses of the Vendor used in connection with the Business (including the contrat d'approvisionnement et d'aménagement forestier) which are not, by their terms or pursuant to Law, transferable to the Purchaser, which Licenses are identified in part 2 of Schedule 1.1(nn).

(oo) "Notice of Dispute" has the meaning set forth in Section 3.4.

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(qq) "Parties" shall mean Vendor, Tembec Purchaser and Guarantor; and "Party" shall mean either one of them as the context may require.

(rr) "Permitted Encumbrances" shall mean:

(i) unregistered Liens for Taxes related to the Business, assessments or governmental charges not yet due and payable, unregistered Liens for workman's compensation assessments and similar obligations not delinquent;

(ii) any unregistered Lien in favour of any lessor or licensor for rent or royalties to become due or for other obligations or acts, the performance of which is required under leases, subleases or licenses, so long as the payment of such rent, royalties or the performance of such other obligation or act is not delinquent;

(iii) unregistered Liens of any Employees for salaries or wages earned but not yet payable;

(iv) unregistered Liens of unpaid vendors of moveable or personal property, or other similar Liens, in each case arising in the ordinary course of business for charges which are not delinquent; and

(v) servitudes, encroachments and other minor imperfections of title which do not, individually or in the aggregate, materially detract from or affect the value or impair the use of any Immoveables, including those listed in Schedule 1.1(rr).

(ss) "Person" shall mean an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or Governmental Authority and pronouns which refer to a Person shall have a similarly extended meaning.

(tt) "Pre-Paid Expenses" shall mean expenses of the Business which have been paid for by the Vendor in advance of the period for which the related goods and services have been delivered or performed, other than in respect of Excluded Assets.

(uu) "Prime Rate" shall mean the variable rate of interest per annum announced from time to time by the National Bank of Canada as the reference rate used by such bank in respect of commercial loans made by that bank in Canadian dollars and known as the bank's "prime rate".

(vv) "Proceedings" has the meaning set forth in Section 12.1.

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(xx) "Purchase Price" has the meaning set forth in Section 3.1.

(yy) "Purchase Price Increase" has the meaning set forth in Section 3.3.

(zz) "Purchase Price Reduction" has the meaning set forth in Section 3.3.

(aaa) "Purchased Assets" has the meaning set forth in Section 2.1.

(bbb) "Real Property Leases" shall mean the leases for immoveable property or real property made in favour of the Vendor, as lessee or tenant, in connection with the Business, and all leasehold improvements on, in, over or under such leased immoveable property and real property, all of which leases being listed in Schedule 1.1(bbb).

(ccc) "Release" means (i) when used as a verb: release, spill, leak, emit, deposit, discharge, leach, migrate, dump, issue, empty, place, seep, exhaust, abandon, bury, incinerate or dispose into the Environment and (ii) when used as a noun, has a correlative meaning.

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(eee) "Rights" has the meaning set forth in Section 2.4.

(fff) "Rolling Stock" shall mean (i) the automobiles, trucks, trailers, material handling equipment and other rolling stock owned or used by the Vendor in connection with the Business, and (ii) all assignable warranties of any Person covering all or any part of the aforesaid Rolling Stock, all of which as of the date hereof being listed in Schedule 1.1(fff).

(ggg) "Saint-Georges-de-Champlain OSB Plant" shall mean the Saint-Georges-de-Champlain OSB Plant located on 775, 122nd Ave., Grand-Mère, Québec, including related yard operations.

(hhh) "Substance" means any substance, material, waste, liquid, gaseous or solid matter, fuel, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma and organic or inorganic matter.

(iii) "Taxes" or "Tax" shall mean all taxes, including, without limitation, income, withholding, real property, social service, corporation, capital, value added, sales, franchise, excise, profits, gross receipts, customs duties, stamp, transfer, water, business, Goods and Services and Quebec Sales taxes.

(jjj) "Third Party Auditors" shall mean PricewaterhouseCoopers or if such firm is unwilling or unable to act, Ernst & Young.

(kkk) "Third Party Claim" has the meaning set forth in Section 10.5.

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(mmm) "Working Capital Target" has the meaning set forth in Section 3.1.

1.2 Schedules and Exhibits

The following is a list of the Schedules and Exhibits attached hereto and incorporated herein by reference:

REFERENCE	DESCRIPTION
Schedule 1.1(q)	Contracts
Schedule 1.1(t)	Customer and Supplier List and Corporate Suppliers
XXXXXXXXXXX	XXXXXXXXXXXX
Schedule 1.1(v)B	XXXXXXXX Employees
Schedule 1.1(y)	Environmental Permits
Schedule 1.1(z)	Equipment
Schedule 1.1(dd)	Immoveables
Schedule 1.1(jj)	Licenses
Schedule 1.1(nn)	Non-transferable Licenses
Schedule 1.1(rr)	Permitted Encumbrances
Schedule 1.1(bbb)	Real Property Leases
Schedule 1.1(fff)	Rolling stock
Schedule 2.2(j)	Excluded Assets and Contracts
Schedule 3.6	Purchase Price Allocation
Schedules 4.1(d)(ii) and 4.1(d)(iii)	Required Consents
Schedule 4.1(j)	Intellectual Property Rights
Schedule 4.1(k)	Leases
Schedule 4.1(l)	Litigation
Schedule 4.1(q)	Employee Related Contracts
Schedule 4.1(r)	Benefit Plans
Schedule 4.1(s)	Environmental Matters
Schedule 4.1(u)	Exceptions to No Unusual Transactions
Schedule 4.1(w)	Financial Statements
Schedule 4.1(x)	Adverse Customer and Supplier Relationships
Schedule 4.1(z)	Condition and Sufficiency of Assets
Schedule 9.1(f)	Release of Liens

1.3 Knowledge

Whenever any fact or matter is stated to be to the knowledge of the Vendor, or any similar reference, such reference shall mean that any one of XXXXXXXXXXXXX, General Manager, XXXXXXXXXXX Superintendent, Customer Service and Process Engineer, (whose responsibilities include environmental matters at the Saint-Georges-de-Champlain OSB Plant) and XXXXXXXX XXXXXXXX, Executive Vice-President and President, Forest Products Group, actually knows, after reasonable inquiry, the existence or non-existence of such fact or matter, as the context requires.

ARTICLE II
PURCHASE AND SALE

2.1 Purchase and Sale

Upon and subject to the terms and conditions hereof, the Vendor shall sell, assign, convey and transfer to Purchaser, and Purchaser shall purchase and acquire from the Vendor, as of the Closing Time on the Closing Date and for the Purchase Price, the undertaking, business and assets of the Business as a going concern and including, without limitation, all of the Vendor's right, title and interest in the following assets in connection with such undertaking, business and operations, excluding Excluded Assets (collectively, the "Purchased Assets"):

(a) the Accounts Receivable;

(b) the Books and Records;

(c) the Contracts;

(d) the Equipment;

(e) the Immoveables;

(f) the Intellectual Property Rights to the extent assignable pursuant to Section 2.4;

(g) the Inventory;

(h) the Licenses (other than the Non-Transferable Licenses) and the Environmental Permits to the extent assignable;

(i) the Pre-Paid Expenses;

(j) the Real Property Leases;

(k) the Rolling Stock;

(l) the goodwill of the Business, including the Customer and Supplier List; and

(m) all other property, assets and rights, immoveable or real, moveable or personal, tangible or intangible, owned by the Vendor and used exclusively in connection with the Purchased Assets.

2.2 Excluded Assets

The phrase Purchased Assets does not include the following (collectively, the "Excluded Assets"):

(a) all insurance policies of the Vendor associated with the Business;

(b) Tax refunds and credits receivable by the Vendor;

(c) the names listed on Schedule 2.2(j) or variations thereof;

(d) all cash on hand, bank balances, moneys in the possession of banks and other depositaries, term or time deposits, guaranteed investment certificates, treasury bills, other securities and other similar cash or cash-equivalent items (other than the Pre-Paid Expenses);

(e) the customer and supplier information not included in the Customer and Supplier List;

(f) inter-company accounts receivable;

(g) immoveables other than the Immoveables;

(h) finished goods not included in Inventory;

(i) agreements with Corporate Suppliers; and

(j) the assets and Contracts listed in Schedule 2.2(j).

For greater certainty, the Vendor is not agreeing to sell hereby any assets, property, rights or interests not associated with the Business, including the businesses of the Vendor conducted at other mills of the Vendor, even those which produce products similar to those produced at the Saint-Georges-de-Champlain OSB Plant.

2.3 Instruments of Conveyance

In order to effectuate more fully and completely the sale, assignment, conveyance and transfer of the Purchased Assets pursuant to the terms and conditions hereof, the Vendor shall deliver to the Purchaser such bills of sale, assignments and instruments of conveyance as requested by the Purchaser, acting reasonably, to permit the assignment, transfer and conveyance from the Vendor to the Purchaser and the acquisition by the Purchaser from the Vendor of all right, title and interest of the Vendor in, to and under the Purchased Assets, the whole with effect as of the Closing Date.

2.4 Assignment of Contracts, etc.

The Vendor shall use commercially reasonable efforts to obtain all required third party consents necessary for the sale, assignment, transfer and conveyance by the Vendor to the Purchaser of any Contracts, Accounts Receivable, Real Property Leases, Licenses (other than Non-Transferable Licenses), Intellectual Property Rights and other Purchased Assets (collectively, the "Rights") and the re-issuance in the name and for the benefit of the Purchaser of licenses to replace Non-Transferable Licenses of the Business on substantially the same terms. The Purchaser shall cooperate reasonably with the Vendor in obtaining such consents including, without limitation, possible written assumptions thereof by the Purchaser.

In order, however, that the full value of any Right may be realized for the benefit of the Purchaser, to the extent permitted by applicable Law, Licenses and Contracts, as the case may be, the Vendor shall, in respect of Rights related to consents for which the other contractant or issuer has not responded, at the written request and under the direction and expense of the Purchaser, in the name of the Vendor or as otherwise specified by the Purchaser, acting reasonably, take all such reasonable action and do or cause to be done all such reasonable things which are necessary and advisable in order that the obligations of the Vendor in connection with such Right may be performed by the Purchaser as agent of the Vendor in such manner that the value of such Right shall be preserved and shall, as between the Parties, enure to the exclusive benefit of the Purchaser, and that the collection of moneys due and payable to the Purchaser in connection with such Right shall be received by the Purchaser. In such a scenario, the Parties shall promptly pay over to the other all moneys collected by or paid to a Party which are rightly due to the other in respect of every such Right.

The Purchaser shall be entirely responsible for the timely performance of the obligations associated with any such Rights it requests the Vendor to maintain in accordance with the above. The Vendor shall not be required to make any expenditures in connection with its obligations under this Section to preserve Rights.

The Purchaser shall use commercially reasonable efforts to obtain the re-issuance of Non-Transferable Licenses required by the Purchaser to continue the conduct of the Business with the Purchased Assets. The Vendor shall reasonably co-operate with the Purchaser in its efforts to procure the re-issuance of any such Non-Transferable Licenses.

The Purchaser acknowledges and agrees that, except as otherwise provided herein, the Vendor has no obligation to cause existing suppliers and service providers to the Business or the Saint-Georges-de-Champlain OSB Plant to continue the existing relationship or to provide the Purchaser the terms and conditions provided to the Vendor. The Purchaser shall be responsible for the negotiation of its own terms and conditions with such suppliers and service providers.

2.5 Transfer of Environmental Permits

Without prejudice to the Vendor's obligations under Section 2.1(h), the responsibility to apply for the transfer, issuance or re-issuance of any Environmental Permits (the "Transfer") will be the responsibility of the Purchaser in collaboration with the Vendor. The Transfer will be at the expense and cost of Purchaser provided that the direct costs of implementing or satisfying any conditions or requirements of Governmental Authorities arising in connection with the Transfer shall be borne by Vendor.

Vendor must invite Purchaser, with prior notice of no less than forty-eight (48) hours as applicable, and Purchaser will be entitled, to participate in:

(a) all inspections by Governmental Authorities of which Vendor is given prior notice by the Governmental Authority related to the Transfer;

(b) all meetings with Governmental Authorities to negotiate the establishment or modification of any conditions or requirements of Environmental Permits;

(c) all other material discussions with Governmental Authorities involving the establishment or modification of any aforesaid conditions or requirements;

(d) the sending by Vendor to Governmental Authorities of all written documents involving the establishment or modification of any aforesaid conditions or requirements;

(e) the approval of all written or verbal agreements entered into by Vendor with a Governmental Authority involving the establishment or modification of any aforesaid conditions or requirements.

Purchaser must have a reasonable delay, not to exceed five (5) days, to reasonably approve any of the matters referred to in (d) and (e) above. If Purchaser does not so approve, it must with its notice of non-approval explain the reasons therefore and propose a better solution, failing which Vendor may proceed as proposed.

2.6 Assumption of Liabilities

Subject to the completion of the transaction of sale, assignment, transfer and purchase contemplated hereunder, but with effect from the Closing Date, the Purchaser hereby agrees, as part of the consideration for the Purchased Assets, to assume, discharge, satisfy, perform and fulfill in a timely manner, strictly in accordance with their terms, all of the following liabilities and obligations of the Vendor in connection with the Business (collectively, the "Assumed Liabilities"):

(a) the Accounts Payable to the extent reflected on the Closing Date Statement; and

(b) all obligations which will accrue after the Closing Date under the Contracts, Environmental Permits, Licenses and Real Property Leases assigned or transferred to the Purchaser in accordance with the terms hereof, other than liabilities accruing as a result of an act of default of the Vendor thereunder on or prior to the Closing Date unless and only to the extent that such liabilities are reflected on the Closing Date Statement.

Unless otherwise expressly provided herein, the Purchaser does not hereby assume nor agree to assume any liabilities or obligations of the Vendor whatsoever, including the Benefit Plans, other than the Assumed Liabilities and the Vendor shall remain liable in respect of all liabilities and obligations for the period prior to and including the Closing Date.

2.7 Employee Liability

Without limiting the other obligations of the Vendor towards the Employees (including pursuant to Article VII), the Vendor shall be directly and solely responsible, to the exoneration of the Purchaser for:

(a) all liabilities for bonuses, commissions, incentives, and any other compensation or obligation whatsoever for all the Employees for the period prior to and including the Closing Date, other than Employee Payables assumed by the Purchaser pursuant to Section 2.6(a). Employee Payables shall not include accrued salary, wages and deductions at source for the period prior to and including the Closing Date, which shall remain the responsibility of the Vendor, to the exoneration of the Purchaser;

(b) all liabilities for claims for injury, disability, death or workers' compensation arising from or related to the Employees' employment in the Business for the period prior to and including the Closing Date, whether any such claim is made prior to or after the Closing Date;

(c) all claims, penalties and assessments in respect of the Employees of the Business arising out of matters which occurred prior to and including the Closing Date;

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(f) all obligations and liabilities whatsoever with respect to any equity and other incentive plans applicable to Employees as at the Closing Date. The Vendor shall advise the Employees of the termination of any such plan XXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXX prior to the Closing Date and shall remain liable, to the exoneration of the Purchaser, for any liability or obligation flowing from the said plans at any time whatsoever.

2.8 Post-Closing Amounts Received and Paid

All cash collected on or after the Closing Date from accounts receivable relating to the Business conducted by the Purchaser after the Closing Date or otherwise (other than in relation to the Excluded Assets) shall belong to, and if received by the Vendor, shall be received for the benefit and the account of, the Purchaser and the Vendor shall, on a weekly basis, transfer and remit to the Purchaser all such amounts received by or paid to the Vendor after the Closing Date. All cash collected after the Closing Date from Accounts Receivable of the Vendor shall belong to the Purchaser and, if received by the Vendor by mistake, shall be received for the benefit of the Purchaser, and the Vendor shall, on a weekly basis, transfer and remit to the Purchaser all such amounts received by the Vendor. All Accounts Payable and amounts paid relating to the Business conducted by the Purchaser after the Closing Date, that constitute an

Assumed Liability or a liability of the Purchaser relating to periods after the Closing Date, paid by the Vendor in error after the Closing Date shall be for the account of the Vendor and the Purchaser shall, on a weekly basis, reimburse the Vendor for any such amounts paid by the Vendor.

ARTICLE III
PURCHASE PRICE

3.1 Purchase Price

The consideration for the sale, assignment, transfer and conveyance made pursuant to this Agreement (the "Purchase Price") shall be composed of ninety-one million dollars ($91,000,000), the Closing Date Working Capital (as adjusted pursuant to Section 3.3) and the assumption of the Assumed Liabilities. The Purchase Price shall, subject to the terms and conditions hereof, be satisfied by the Purchaser as follows:

XXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXX

(b) by the payment on the Closing Date of an amount of sixty-six million dollars ($66,000,000) by wire transfer to, or to the order of, the Vendor;

(c) by the payment on the Closing Date of an amount of seven million dollars ($7,000,000) (the "Working Capital Target") by a wire transfer to, or to the order of, the Vendor;

(d) by a balance of sale in the principal amount of ten million dollars ($10,000,000) bearing interest at an annual rate of 8% and payable in five equal instalments of two million dollars ($2,000,000) on each on the first, second, third, fourth and fifth anniversary of the Closing Date (the "Balance of Sale"), which Balance of Sale may be prepaid at any time by the Purchaser without any prepayment penalty; and

(e) the assumption as at the Closing Time of the Assumed Liabilities referred to in, and in accordance with, Section 2.6(a).

XXXX XXXXXXXXXXXX

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XXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

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XXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

3.3 Working Capital Purchase Price Adjustment

The Purchase Price shall be reduced, on a dollar-for-dollar basis, (the "Purchase Price Reduction") by the amount, if any, by which the Closing Date Working Capital of the Business as shown on the Closing Date Statement is less than the Working Capital Target. The Purchase Price shall be increased, on a dollar-for-dollar basis, (the "Purchase Price Increase") by the amount, if any, by which the Closing Date Working Capital of the Business as shown on the Closing Date Statement is more than the Working Capital Target.

Any Purchase Price Reduction or Purchase Price Increase shall be paid by the Vendor or the Purchaser, as the case may be, to the other Party by certified cheque, bank draft or wire transfer within fifteen (15) days after the Closing Date Statement is delivered by the Vendor to the Purchaser (or fifteen (15) days after the date of the final determination made in accordance with Section 3.4) together with interest at the Prime Rate from the Closing Date to the date of payment.

3.4 Closing Date Statement

The Vendor shall produce and deliver to the Purchaser the Closing Date Statement no later than forty-five (45) days after the Closing Date. The Purchaser shall cooperate reasonably with the Vendor in the preparation of the Closing Date Statement. The Purchaser shall be entitled to be represented at the taking of the physical count of the Inventory for the purposes of the preparation of the Closing Date Statement.

The Purchaser may dispute any matter in the Closing Date Statement by sending a written notice ("Notice of Dispute") to the Vendor (which Notice of Dispute must state with reasonable detail the nature of the dispute) within fifteen (15) days of the delivery of such statement to the Purchaser. Senior representatives of the Vendor and the Purchaser shall promptly meet within ten (10) days of the date of the Notice of Dispute to use their best efforts to amicably resolve any matters identified in the Notice of Dispute. If any such dispute shall not have been resolved by such individuals within fifteen (15) days following the date on which the Notice of Dispute is given, then such unresolved matter shall be referred to the Third Party Auditors. The Parties shall use their reasonable efforts to ensure that the determination of the Third Party Auditors shall be made within thirty (30) days after the matter has been referred to them. The Third Party Auditors shall allow each Party to present their respective position regarding the Closing Date Statement and the determination of the Closing Date Working Capital, and each Party shall have the right to present additional documents, materials and other information, and make an oral presentation to the Third Party Auditors regarding the dispute. The Third Party Auditors shall consider such additional documents, materials or other information and such oral presentations. Any such other documents, materials or other information shall be provided to the other Parties and each Party shall be entitled to attend any such oral presentation, and to reply thereto.

If no Notice of Dispute is given within the fifteen (15) day delay prescribed above, then upon the expiry of such delay the Closing Date Statement shall be final and binding on the Parties. If a Notice of Dispute is given in accordance with this Section 3.4, then the Closing Date Statement, as amended by agreement of the Parties or decision of the Third Party Auditors, shall be final and binding on the Parties as of and from the date of the agreement of the Parties or the decision of the Third Party Auditors, as the case may be.

The fees and disbursements of any Third Party Auditors shall be shared equally by the Purchaser, on the one hand, and the Vendor, on the other hand.

3.5 Accounts Receivable Adjustment

All Accounts Receivable which remain outstanding more than 120 days following the Closing Date, at the option of the Purchaser by notice to the Vendor, shall be purchased by the Vendor at their face value as reflected in the Closing Date Statement less the unused portion of the reserve for Accounts Receivable reflected in the Closing Date Statement.

3.6 Allocation of Purchase Price

The Purchase Price shall be allocated among the Purchased Assets as set forth in Schedule 3.6. The Purchaser and Vendor agree to make such reasonable adjustments to the allocation of the Purchase Price as may be required to reflect any adjustment under Section 3.2. The allocation of the Purchase Price shall be final and binding upon the Parties for all purposes, including, without limitation, the filing of all Tax or other returns and the preparation of all financial statements and other documents and records.

3.7 Transfer Taxes

The Purchaser shall be liable and shall pay all land (mutation) transfer Taxes, sales Taxes, registration fees, license fees, penalties or other like charges payable upon and in connection with the sale, assignment, conveyance and transfer of the Purchased Assets from the Vendor to the Purchaser hereunder, including any transfer Taxes, sales Taxes, registration fees, license fees, penalties or other like charges payable upon and in connection with the transactions contemplated in Section 5.5 or the unwinding thereof.

3.8 Goods and Services Tax Election

The Vendor and the Purchaser shall jointly execute on or before the Closing Date an election under Section 167 of the Excise Tax Act (Canada) and Sections 75 and 75.1 of the Act Respecting Quebec Sales Tax Act in the forms prescribed for such purposes such that no Goods and Services Tax ("GST") or Quebec Sales Tax ("QST") will apply on the sale of the Purchased Assets by the Vendor. The Purchaser will file the election forms referred to above with Canada Revenue Agency and/or the Ministère du revenu du Québec, together with the Purchaser's GST and QST returns for its GST and QST reporting period during which the transaction of purchase and sale contemplated herein occurs and, promptly thereafter, the Purchaser will confirm to the Vendor in writing that such election forms have been so filed.

Notwithstanding such election, in the event it is determined by Canada Revenue Agency or the Ministère du revenu du Québec, as the case may be, that there is a liability of the Purchaser to pay, or of the Vendor to collect and remit, the GST or QST on all or part of the Purchased Assets, such GST or QST shall be forthwith paid by the Purchaser to Canada Revenue Agency or the Ministère du revenu du Québec, or to the Vendor, as the case may be, and the Purchaser shall indemnify and save the Vendor harmless with respect to any such GST or QST, as well as any interest and penalties relating thereto. The obligation of indemnification set forth in this Section 3.8 shall survive the completion of the transactions contemplated in this Agreement and, notwithstanding any other provision of this Agreement, shall be of unlimited duration.

3.9 Tax Election in respect of Accounts Receivable

The Purchaser and the Vendor shall elect jointly in the prescribed form under Section 22 of the Income Tax Act (Canada ("ITA") and the corresponding provisions of any other applicable taxing statute as to the sale of the Accounts Receivable transferred by the Vendor and designate in such election an amount equal to the portion of the Purchase Price allocated to such Accounts Receivable pursuant to Section 3.6. This election, or these elections, will be made within the time prescribed for such elections.

3.10 Tax Election in respect of Prepaid Expenses

The Vendor and the Purchaser shall jointly execute and file an election under subsection 20(24) and 20(25) of the ITA and under the equivalent provisions of any other applicable Law, in the prescribed forms and within the time period permitted under the ITA and under any other applicable Law, as to such amount paid by the Vendor to the Purchaser for assuming future obligations. In this regard, the Vendor and the Purchaser acknowledge that a portion of the Purchased Assets, transferred by the Vendor pursuant to this Agreement having a value equal to the amount elected under subsection 20(24) and 20(25) of the ITA and the equivalent provisions of any applicable Law, is being transferred by the Vendor as a payment for the assumption of such future obligations by the Purchaser.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Vendor

Tembec and the Vendor solidarily (within the meaning of the Civil Code of Quebec), each waiving the benefit of division and discussion, represent and warrant to the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the purchase by the Purchaser of the Purchased Assets and that the Purchaser would not have entered into this Agreement without such representations and warranties:

(a) Due Incorporation.

(i) It is duly continued or incorporated, existing and in good standing under the Laws of its jurisdiction; and

(ii) The Vendor has all necessary corporate power and authority to own, lease and operate the Purchased Assets and to conduct the Business as and in the places where such Purchased Assets are now owned, leased or operated or such Business is now conducted.

(b) Due Authorization. It has the necessary corporate power and authority to execute this Agreement and to perform its obligations hereunder. The execution of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part. Such execution and performance do not require any action or consent of, any registration with, or notification to, any Person, or any action or consent under any Laws to which it is subject, other than consents under Contracts as set forth in Schedule 4.1(d)(ii) and consents required to be obtained from Governmental Authorities for the transfer of the Licenses (other than Non-Transferable Licenses) to the Purchaser as set forth in Schedule 4.1(d)(iii).

(c) Enforceability. This Agreement will constitute upon execution a legal, valid and binding obligation enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and similar Laws affecting the enforcement of creditors rights generally and to general equitable principles.

(d) No Conflict. The execution of this Agreement, the consummation of the transactions contemplated herein and the performance of its obligations hereunder do not:

(i) violate, contravene or breach, or constitute a default under, its constating instruments or by-laws;

(ii) except as disclosed in Schedule 4.1(d)(ii) with respect to the consummation of the transactions contemplated by this Agreement, result in the breach, contravention or violation of, or conflict with, constitute a default under, or allow any other Person to exercise any rights under, any contract, agreement, indenture, instrument or commitment (including any Contract) to which the Vendor or Tembec or any of their respective Affiliates is a party or pursuant to which any of the Purchased Assets are bound or affected;

(iii) except as disclosed in Schedule 4.1(d)(iii) with respect to the consummation of the transactions contemplated by this Agreement, result in a breach of, or cause the termination or revocation of, any License (other than Non-Transferable Licenses) necessary to the ownership of the Purchased Assets or the operation of the Business;

(iv) result in, or require the creation of, any Lien upon any of the Purchased Assets or the Business; or

(v) violate, contravene or breach any Laws;

which in the case of paragraphs (ii), (iii) and (v) above, would reasonably be expected to have a material adverse effect upon the Purchaser or the operations of the Business or the Purchased Assets.

(e) No Options. There is no agreement (other than this Agreement) which grants to any Person the right to purchase or otherwise acquire any Purchased Assets nor any shares or securities of the Vendor.

(f) Books and Records. The Books and Records of the Business have been maintained in accordance with sound business practices and fairly, accurately and completely present and disclose in accordance with generally accepted accounting principles applied on a basis consistent with prior periods and throughout the periods involved (i) the financial position of the Business, and (ii) all transactions of the Business, for the periods therein indicated.

(g) Title to Property. The Vendor is the sole and unconditional owner of, and shall at Closing transfer to the Purchaser good and valid title to, all of the Purchased Assets (other than such movable or personal property consumed or disposed of after the date hereof in the ordinary course of business and in a manner consistent with past practice), free and clear of any and all Liens other than Permitted Encumbrances.

(h) Immoveables / Real Property Leases. Schedule 1.1(dd) is a true and complete cadastral description of the Immoveables, which Immoveables constitute all immoveables and real property owned by the Vendor in connection with the Business. The Vendor is the sole and unconditional owner of, and shall at Closing transfer to the Purchaser good and marketable title to, the Immoveables. Schedule 1.1(bbb) sets forth all Real Property Leases. The Immoveables do not materially violate, contravene or breach, and are used by the Vendor in material compliance with, all Laws. The immoveable property under the Real Property Leases does not materially violate, contravene or breach as a result of actions by, or omissions of, the Vendor, and are used by the Vendor in material compliance with, all Laws. The Vendor has not received any notice from any Governmental Authority that any of the Immoveables or the immoveable property leased under the Real Property Leases (i) is not in compliance with any Laws, (ii) is not used in compliance with any Laws, and/or (iii) requires work to be done in connection therewith.

(i) Location; Place of Business. The Vendor does not hold, directly or indirectly, any of the Purchased Assets anywhere other than at the Saint-Georges-de-Champlain OSB Plant, except for Inventory in transit, vehicles used in the transportation of such Inventory and finished goods warehoused in various locations pursuant to agreements which may be terminated on less than ninety (90) days notice.

(j) Intellectual Property Rights. Schedule 4.1(j) is a true and complete list of all registered Intellectual Property Rights currently owned or used by the Vendor in connection with the Business. Each such registered Intellectual Property Right is valid, subsisting and enforceable and is duly recorded in the name of the Vendor, and the Vendor is the absolute owner or has the right to hold and use such registered Intellectual Property Rights without making any payment to others or granting rights to others in exchange, other than pursuant to a license agreement.

(k) Leases. Schedule 4.1(k) is a true and complete list of all leases to which the Vendor, in connection with the Business, is currently party or any of the Purchased Assets are subject, other than the Real Property Leases. All such leases, and all of the Real Property Leases, are in good standing and in full force and effect without amendment thereto, and the Vendor is entitled to all benefits under such leases.

(l) Litigation. Except as disclosed in Schedule 4.1(l), there are: (i) no actions, complaints, grievances, claims, investigations, arbitrations, and other proceedings pending, or to the knowledge of the Vendor, threatened against, with respect to, or affecting in any manner, the Vendor in connection with the Business or the Purchased Assets and which, if found against the Vendor, would have a material adverse effect on the Vendor, the Business or the Purchased Assets; (ii) to the knowledge of the Vendor, no notices of deficiency involving possible exposure to the Vendor of greater than XXXXXXXXXXXXXXXXXXXXXX in the aggregate in connection with the Business or the Purchased Assets and which, if found against the Vendor, would have a material adverse effect on the Vendor, the Business or the Purchased Assets; and (iii) no outstanding judgments, orders decrees, writs, injunctions, decisions, rulings or awards against, with respect to, or in any manner affecting the Business or any of the Purchased Assets.

(m) Contracts. The Vendor in connection with the Business as currently conducted (i) is in good standing and entitled to all benefits under, (ii) has performed all obligations required to be performed under, and (iii) is not in default under, or in breach of, any Contracts other than, in the case of (ii) and (iii), any non-performance, default or breach which would not have a material adverse effect on the Business and which is not subject to a pending notice of default or termination. To the knowledge of the Vendor, no other party to such Contracts is in default or breach thereof and there exists no fact, condition or circumstances which, after notice or lapse of time would result in the default or breach thereof by any such other party. A true and complete list of the Contracts is attached as Schedule 1.1(q). Except for the contracts excluded from the definition of "Contracts" in Section 1.1(q), the Contracts include all of the contracts, agreements, indentures, instruments, commitments and orders required for the continuing conduct of the Business as now conducted.

(n) Resident. The Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

(o) G.S.T. and Q.S.T. Registration. The Vendor is a registrant within the meaning of Part IX of the Excise Tax Act (Canada) and Chapter VIII of An Act Respecting the Quebec Sales Tax and its registration numbers are as follows:

Federal - XXXXXXXXXXXXXXXXXX
Quebec - XXXXXXXXXXXXXXXXX

(p) Licenses. The Vendor in connection with the Business, has, and is in full compliance with and entitled to all of the benefits under, all Licenses necessary or required to conduct the Business as presently conducted other than Environmental Permits, for which a separate representation and warranty is given at Section 4.1(s). The Vendor has not received notice from any Governmental Authority of any event, inquiry, investigation or proceeding threatening the validity of such Licenses. All such Licenses are described in Schedule 1.1(jj).

No fact, condition or circumstance has occurred to create, and the execution of this Agreement and its performance shall not create, any right to terminate, cancel, modify, amend, revoke or expire any License, except that the Vendor will seek from the appropriate Governmental Authorities consents to transfer the Licenses (other than the Non-Transferable Licenses) to the Purchaser.

(q) Employee Matters. The Vendor, in connection with the Business, is and has been in compliance with all applicable Laws relating to employment and labour matters, including, without limitation, any provisions thereof relating to pay equity, French language requirements, human rights, labour standards, health and safety, wages, hours of work, collective bargaining, worker's compensation, privacy and protection of personal information, union dues, taxes and deductions at source.

Schedule 1.1(v)B is a true and complete list of all Employees. XXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

Schedule 4.1(q) is a true and complete list of all written employment (including offers of employment), service, union, agency, consulting, non-competition, non-solicitation, confidentiality, termination and severance Contracts currently entered into by the Vendor in connection with the Business or for any or all of the Employees. Except as set out in the Contracts, there are no Employees who are entitled to a specified notice of termination or fixed term of employment or who cannot be dismissed upon such notice as is required by Law.

There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety or workers' compensation Law in respect of the Business and, to the knowledge of the Vendor, no audit of the Business is currently being performed pursuant to any applicable workplace safety or workers' compensation Law except as disclosed in Schedule 4.1(q).

There is no labour strike, picketing, dispute, work slowdown or stoppage pending or, to the knowledge of the Vendor, threatened against the Vendor in respect of the Business and no such event has occurred within the last two (2) years.

(r) Benefit Plans.

(i) Schedule 4.1(r) contains a list of every benefit plan, program, agreement or arrangement (whether written or unwritten) maintained, contributed to, or provided by the Vendor or any Affiliate thereof for the benefit of any of its employees or dependent or independent contractors of the Vendor or their respective dependants or beneficiaries (the "Benefit Plans") including all bonus, deferred compensation, incentive compensation, share purchase, share option, stock appreciation, phantom stock, savings, profit sharing, severance or termination pay, health or other medical, life, disability or other insurance (whether insured or self-insured), supplementary unemployment benefit, pension, retirement and supplementary retirement plans, programs, agreements and arrangements, other than government sponsored pension, employment insurance, prescription drugs, health insurance and workers' compensation plans.

(ii) The Vendor has delivered to the Purchaser true, complete and up-to-date copies of all Benefit Plans and all amendments thereto together with the most recent summary descriptions of the Benefit Plans provided to present participants therein and, if applicable, the most recent actuarial report, the financial statements and evidence of any registration in respect thereof.

(iii) Except as set forth in Schedule 4.1(r), no fact, condition or circumstance exists that would materially affect the information contained in the documents provided pursuant to subparagraph (ii) hereof and, in particular, no promises or commitments have been made by the Vendor to amend any Benefit Plan or to provide increased benefits thereunder to any employee, except as required by Law.

(iv) Except as set forth in Schedule 4.1(r), all of the Benefit Plans are duly registered where required by applicable Law (including registration with the relevant tax authorities where such registration is required to qualify for tax exemption or other beneficial tax status) and are in compliance with all applicable Law including in accordance with the terms of the Benefit Plans and any applicable collective bargaining agreement.

(v) There are no outstanding defaults or violations by the Vendor in connection with the Business of any payment obligation required to be performed by it in connection with any Benefit Plan. There are no actions, claims, investigations, arbitrations or other proceedings which, to the knowledge of the Vendor, are pending or threatened with respect to the Benefit Plans (other than routine claims for benefits or in respect of Benefit Plans administered by a union or other entity unrelated to the Vendor) against the Vendor in connection with the Business, the funding agent or the fund of such Benefit Plan. No proceeding has been initiated to terminate any Benefit Plan.

(vi) All contributions to the Benefit Plans have been paid in a timely manner in accordance with the terms of each Benefit Plan and all Benefit Plans have been administered in accordance and in compliance with their terms and all applicable Laws.

(s) Environmental Matters.

(i) Except as set forth in Schedule 4.1(s), (i) Vendor has at all times conducted, and is continuing to conduct, the Business in compliance with all Environmental Laws, and the conduct thereof is not in violation of any Environmental Laws and (ii) the Purchased Assets have at all times while owned by the Vendor been and are in compliance with all applicable Environmental Laws, except for such noncompliance and violation which individually or in the aggregate, would not be expected to have a material adverse effect upon Purchaser, or the possession, use, occupancy or operation by Purchaser, of the Business or the Purchased Assets.

(ii) Except as set forth in Schedule 4.1(s), Vendor has all Environmental Permits which are required under all Environmental Laws for the Business as currently conducted and all such Environmental Permits (such as listed in Schedule 1.1(y)) are valid, in full force and effect, and the operations of the Business have been conducted in compliance with the conditions set out in the existing Environmental Permits, except where such failure to have Environmental Permits or to comply therewith, individually or in the aggregate, would not reasonably be expected to have a material adverse effect upon Purchaser, or the possession, use, occupancy or operation by Purchaser, of any portion of the Business or the Purchased Assets. Furthermore, to the knowledge of Vendor there are no grounds for revocation, change, expiry or annulment of any existing Environmental Permits.

(iii) Except as disclosed at Schedule 4.1(s), no written or, to the knowledge of Vendor, verbal notice, request for information, citation, summons, order or other communication has been issued or received, no written complaint has been filed, no written penalty has been assessed and no environmental investigation or review is pending by any Governmental Authority with respect to (i) any alleged or potential violation pursuant to any Environmental Laws in the conduct of the Business; or (ii) any alleged failure to have any applicable Environmental Permits required under any Environmental Laws in connection with the conduct of the Business; or (iii) any alleged failure to comply with any Environmental Permits, except for such notice, citation, summons, order, complaint, penalty, environmental investigation or review which would not reasonably be expected to have a material adverse effect upon the Purchaser, or the possession, use, occupancy or operation by Purchaser of the Business or the Purchased Assets, nor, to the knowledge of Vendor, are there any circumstances which are likely to give rise to same.

(iv) Except as disclosed at Schedule 4.1(s), the Vendor has not released any Hazardous Substance in or under the Purchased Assets which would reasonably be expected to have a material adverse effect upon the Purchaser, or the possession, use, occupancy or operation by the Purchaser of the Business or the Purchased Assets, and to the knowledge of the Vendor (i) there are no Hazardous Substances in, on or under the Purchased Assets or any other lands or waterbodies where the source of such Hazardous Substance was, directly or indirectly, the Purchased Assets, the presence or condition of which constitutes a violation of applicable Environmental Laws or is in concentrations or quantities exceeding the applicable criteria, standards or conditions provided in any Environmental Law, (ii) there are no PCBs, asbestos, urea formaldehyde, methane, ozone-depleting substances, lead-based paint, radon or radioactive substances in, on or under the Purchased Assets and (iii) there is no underground or aboveground storage tank in, on or under the Purchased Assets.

(v) To the knowledge of the Vendor, there are no Hazardous Substances present on, at, in or under any properties adjacent to any of the Immoveables in excess of Environmental Laws, or that represent a serious risk of migration on any of the Immoveables.

(vi) There are no pending or, to the knowledge of the Vendor, threatened claims, actions, grievances, investigations, arbitrations or other proceedings pending, arising, resulting under or pursuant to any Environmental Laws with respect to or affecting the Business or any of the Purchased Assets.

(vii) The waste, residual materials, sludges, wastewaters, effluents and air emissions generated by the operations or the activities of the Business have at all times while owned by the Vendor been and are treated, stored, handled, disposed of, discharged, transported and eliminated in material compliance with applicable Environmental Laws.

(viii) To the knowledge of the Vendor, there are no material reports or documents relating to environmental matters affecting the Business or the Purchased Assets which have not been provided to the Purchaser.

(t) Compliance with Laws. The Vendor in connection with the Business is in material compliance with all Laws, other than Environmental Laws (which are covered exclusively by the representations and warranties set out in Section 4.1(s)).

(u) No Unusual Transactions. Except as set forth in Schedule 4.1(u), since September 30, 2005, the Vendor in connection with the Business has conducted its business in the ordinary course and, without limiting the generality of the foregoing, has not other than in the ordinary course:

(i) ceased to operate its properties and to carry on its business as heretofore carried on nor has the Vendor in connection with the Business failed to maintain all of its properties, rights and assets consistently with past practices;

(ii) made any change in the rate or form of compensation or remuneration (including salary, commissions, bonuses, incentives and others) payable or to become payable to any of its Employees and has not made any commitment regarding future variations in any term of employment of any of the Employees;

(iii) granted to any customer any special allowance or discount, or changed its pricing, credit or payment policies;

(iv) suffered any extraordinary losses whether or not covered by insurance;

(v) suffered any material cessation or interruption of services;

(vi) modified or changed its business organization or its relationship with its suppliers, customers and others having business relations with it; or

(vii) authorized, agreed or otherwise committed to any of the foregoing.

(v) No Broker. None of the Vendor or any of its shareholders, directors, officers, employees or agents has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees, commissions or other amounts with respect to this Agreement or any of the transactions contemplated hereby.

(w) Financial Statements. The unaudited financial statements for the Business as at and for the periods ended September 27, 2003, September 25, 2004 and September 24, 2005, and the unaudited interim financial statements for the Business as at and for the period ended December 24, 2005 copies of which are attached as Schedule 4.1(w), have been prepared from the Books and Records in accordance with generally accepted accounting principles applied on a basis consistent with prior periods, are correct and complete in all material respects and present fairly (i) the assets, liabilities and obligations (whether accrued, contingent, absolute or otherwise), income, losses, retained earnings, reserves and financial condition of the Business and (ii) the sales, earnings and results of operations of the Business, all as at the dates and for the respective periods covered.

(x) Customers and Suppliers. The information contained on the Customer and Supplier List is true and correct in all material respects. Except as mentioned in Schedule 4.1(x), the Vendor has not received a notice from any of the current customers of the Business of their intention to terminate their relationship with the Vendor and, to the knowledge of the Vendor, all such customers should agree to the assumption by the Purchaser of their respective purchase agreements or commitments. The Vendor is not engaged in any dispute with any customer or supplier the outcome of which could have a material adverse effect on the Business. The Vendor has not entered into any agreement or commitment with customers or suppliers, except in the ordinary course, consistent with past practice, all of which written agreements and commitment are included in Schedule 1.1(q) listing the Contracts.

(y) Insurance. The Vendor in connection with the Business maintains insurance with responsible and reputable insurers in such amounts and covering such risks and with such deductibles as are generally maintained by like businesses. The coverage under each insurance policy is in full force and effect and the Vendor in connection with the Business is in good standing under such policies.

(z) Condition and Sufficiency of Assets. Except as disclosed in Schedule 4.1(z), all of the tangible Purchased Assets are (i) in good operating condition and repair, ordinary wear and tear excepted, (ii) not in need of maintenance or repairs (except ordinary or routine maintenance or repairs), and (iii) adequate and sufficient for the continuing conduct of the Business as now conducted.

4.2 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying upon such representations and warranties in connection with the sale by the Vendor of the Purchased Assets and that the Vendor would not have entered into this Agreement without such representations and warranties:

(a) Due Incorporation. The Purchaser is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the necessary corporate power to own or lease its properties and to carry on its business as such business is presently conducted.

(b) Due Authorization. The Purchaser has the necessary corporate power and authority to execute this Agreement and to perform its obligations hereunder. The execution of this Agreement by the Purchaser and the performance by the Purchaser of its obligations hereunder have been duly authorized by all necessary corporate action on its part. Such execution and performance by the Purchaser do not require any action or consent of, any registration with, or notification to, any Person, or any action or consent under any Laws to which the Purchaser is subject.

(c) Enforceability. This Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and similar Laws affecting the enforcement of creditors' rights generally and to general equitable principles.

(d) No Conflict. The execution of this Agreement, the consummation of the transactions contemplated herein, the performance by the Purchaser of its obligations hereunder and the compliance by the Purchaser with this Agreement do not violate, contravene or breach, or constitute a default under, the constating instruments or by-laws of the Purchaser, or any contracts or instruments to which the Purchaser is a party.

(e) G.S.T. and Q.S.T. Registration. The Purchaser will be on the Closing Date a registrant within the meaning of Part IX of the Excise Tax Act (Canada) and Chapter VIII of An Act Respecting the Quebec Sales Tax.

(f) No Broker. Neither the Purchaser nor any of its shareholders, directors, officers, employees or agents has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees, commissions or other amounts with respect to this Agreement or any of the transactions contemplated hereby.

ARTICLE V
COVENANTS OF VENDOR

5.1 Conduct of Business

The Vendor shall, in connection with the Business from the date hereof up to the Closing Date, conduct its business in the ordinary course and in a manner consistent with past practices and, without limiting the generality of the foregoing, the Vendor shall not, without the prior written consent of the Purchaser, unless in the ordinary course of business:

(a) cease to operate its properties and to carry on the Business as heretofore carried on or fail to maintain all of its properties, rights and assets consistently with past practices, or fail to do any and all things reasonably necessary and within its power to retain and preserve the goodwill of the Business;

(b) sell or otherwise in any way alienate or dispose of any of its assets in connection with the Business, other than in the ordinary course of the Business and in a manner consistent with past practices;

(c) waive or cancel any material claim, account receivable, trade account, or right outside the ordinary course of business or make any gift;

(d) make any change in the rate or form of compensation or remuneration (including salary, commissions, bonuses, incentives and others) payable to or to become payable to any of its Employees or in their benefits and other employment conditions or make any commitment regarding future variations in any term of employment of any of the Employees;

(e) grant to any customer, or offer to any prospective customer, any special allowance or discount, or change its pricing, credit or payment policies,;

(f) modify or change its business organization or its relationship with its suppliers, customers and others having business relations with it; and

(g) authorize, agree or otherwise commit to any of the foregoing.

In addition, and without limiting the generality of the foregoing, from the date hereof up to the Closing Date, the Vendor shall in connection with the Business:

(h) comply with all Laws, including, without limitation, Environmental Laws, and duly and punctually file all reports and returns required to be filed by it pursuant to any Laws or Benefit Plans and pay or provide for the payment of all Taxes;

(i) maintain its books in a manner that fairly and accurately reflects its income, expenses and liabilities in accordance with generally accepted accounting principles consistently applied and using accounting policies, practices and calculations applied on a basis consistent with past periods and throughout the periods involved;

(j) perform duly and punctually all of its material contractual obligations in accordance with the terms thereof;

(k) maintain in full force and effect insurance policies on all of its properties providing coverage and amounts of coverage comparable to the coverage and amounts of coverage provided under its insurance policies in effect on the date hereof;

(l) maintain and keep its properties in good condition and working order, except for ordinary wear and tear;

(m) maintain and renew, where applicable, all Licenses, Contracts and Environmental Permits as it would do in the ordinary course of the Business; and

(n) provide, at its own cost, the Purchaser with all documents and information relating to any incident, notice, letter or other document relating to a potential or actual violation of Environmental Laws, within five (5) days of becoming aware of such actual or potential violation or of receiving such notice, letter or other document.

5.2 Notification

From the date hereof up to the Closing Date, the Vendor will promptly notify the Purchaser in writing if the Vendor becomes aware of any fact or condition that causes or constitutes a breach of any of the Vendor's representations and warranties as of the date of this Agreement, or if the Vendor becomes aware of the occurrence after the date of this Agreement of any fact or condition that would cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, the Vendor will promptly notify the Purchaser in writing of the occurrence of any breach of any covenant of the Vendor in this Article V or of the occurrence of any event that may make the satisfaction of the conditions in Article IX impossible.

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5.4 Restrictions

The Vendor shall not, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, provide information to, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other Person relating to the acquisition of the Business or the Purchased Assets, in whole or in part, whether through direct or indirect purchase, amalgamation, consolidation or other business combination (other than sales of assets in the ordinary course of business).

5.5 Pre-Closing Transaction

At the Purchaser's option, the Vendor agrees to sell, assign, convey and transfer to the Purchaser or any of its Affiliates or any Person designated by the Purchaser, at any time prior to Closing, any or all of the Immoveables which Immoveables will be leased back to the Vendor until Closing, all pursuant to terms and conditions to be agreed between the Vendor and the Purchaser.

5.6 Closing

If each condition set forth at Section 9.2 is (i) performed or complied with, or (ii) waived by the Vendor and if the Agreement is not terminated in accordance with Section 9.1, the Vendor shall on the Closing Date at the place of Closing:

(a) take all actions required to permit the Purchased Assets to be duly and validly transferred to, and registered in the name of, the Purchaser;

(b) execute and deliver to the Purchaser all deeds of conveyance, bills of sale, assurances, transfers, assignments and documents required hereunder and any other documents necessary to sell, assign and transfer all of the Purchased Assets to the Purchaser including, without limiting the generality of the foregoing, the following documentation:

(i) assignments (to the extent permissible by Law) of the Licenses (other than the Non-Transferable Licenses) and the Contracts to the extent necessary third party consents have been obtained; and

(ii) notarial deeds of transfer for the Immoveables;

(c) execute and deliver to the Purchaser a certificate to the effect that each of Tembec's and the Vendor's representations and warranties in this Agreement is true and correct in all respects as of the Closing Date as if made on the Closing Date and that each of Tembec and the Vendor has complied with each of its covenants in this Agreement. The representations and warranties of the Vendor or Tembec, as the case may be, made as of the Closing Date in the relevant certificate shall be deemed made as of the Closing Date with the same effect as the representations and warranties made by such Party herein;

(d) deliver to the Purchaser certified copies of resolutions of the board of directors of the Vendor and Tembec (in form and substance satisfactory to the Purchaser's legal counsel, acting reasonably) authorizing and approving the sale, assignment and transfer of the Purchased Assets from the Vendor to the Purchaser; and

(e) deliver to the Purchaser a favorable opinion of Fraser Milner Casgrain in form and substance reasonably satisfactory to counsel for the Purchaser.

ARTICLE VI
COVENANTS OF PURCHASER

6.1 Closing

If each condition set forth at Section 9.1 is (i) performed or complied with, or (ii) waived by the Purchaser, and if this Agreement is not terminated in accordance with Section 9.2, then the Purchaser shall, on the Closing Date:

(a) execute and deliver to the Vendor a certificate to the effect that each of the Purchaser's representations and warranties in this Agreement is true and correct in all respects as of the Closing Date as if made on the Closing Date and that the Purchaser has complied with each of its covenants in this Agreement. The representations and warranties of the Purchaser made as of the Closing Date in the Purchaser's certificate shall be deemed made as of the Closing Date with the same effect as the representations and warranties made by the Purchaser herein;

(b) execute and deliver to the Vendor an assumption agreement in form reasonably satisfactory to the Parties evidencing the assumption by the Purchaser of the Assumed Liabilities;

(c) deliver to the Vendor notarial deeds of transfer for the Immoveables; and

(d) deliver to the Vendor a favorable opinion of Stikeman Elliott LLP in form and substance reasonably satisfactory to counsel for the Vendor.

ARTICLE VII
EMPLOYEES

7.1 Unionized Employees

The employment of all unionized Employees employed by the Vendor immediately prior to the Closing Date shall be continued by the Purchaser.

From the Closing Date, the Purchaser shall be bound, to the exclusion of the Vendor, as a successor employer, by the terms and conditions of the two collective agreements disclosed in Schedule 4.1(q).

7.2 Non-Unionized Employees

The Purchaser shall continue to employ on and after the Closing Date all non-unionized Employees on terms and conditions which, in the aggregate, are substantially the same as those currently provided to each of them by the Vendor, with the exclusion of any stock equity ownership program, including without limitation the Employee Stock Purchase Plan. Subject to the obligations of the Vendor's set out in Section 2.7, the Purchaser will indemnify and hold harmless the Vendor from any claim for constructive dismissal or reinstatement resulting from the aforesaid terms and conditions of employment offered to non-unionized Employees.

The Vendor will indemnify and hold harmless the Purchaser against any claim resulting from, arising out of or related to the employer's obligations in relation to the termination of employees who are not Employees, including without limitation, reinstatement, any severance, notice, indemnity in lieu of notice or termination costs or other damages with respect to any such claim. XXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

7.3 Litigations

The Vendor shall be responsible, to the exoneration of the Purchaser, for all amounts, including interest payable, that the Purchaser may have to pay as a result of a judgment or settlement in respect of the litigations set out in Schedule 4.1(l).

7.4 Termination and Severance Obligations

Subject to the obligations of the Vendor set out in Section 2.7, the Purchaser shall be responsible for any severance, notice, indemnity in lieu of notice or termination costs incurred with respect to any Employees, terminated or deemed terminated for any reason after the Closing Date. The Purchaser shall recognize accumulated service with the Vendor for all purposes including for the purposes of determining any such severance, notice, indemnity in lieu of notice and termination costs, and other rights of the Employees but excluding for any benefit accrual, except if required by Law.

7.5 Release from Restrictive Covenants

The Vendor hereby releases as of the Closing Date all Employees who will continue their employment with the Purchaser from any covenants in favour of the Vendor which would limit each such Employee's services to the Purchaser. To the extent permitted by Law and by Contract, the Vendor will be deemed to have assigned to the Purchaser at Closing the benefit of such non-competition and non-solicitation covenants. For greater certainty, nothing herein shall be interpreted as releasing Employees from non-disclosure, confidentiality or secrecy covenants related to aspects of the Vendor's business (and that of its Affiliates) other than the Business.

7.6 No Third Party Beneficiaries

Subject to Section 7.5, this Agreement and any agreement entered into pursuant to this Agreement shall not be for the benefit of, or create any right or cause of action in or on behalf of, any Person (including, without limitation, any of the Employees) other than the Parties or the parties to such other agreements, and no Person (including, without limitation, any of the Employees), other than the Parties or the parties to such other agreements, shall be entitled to rely on the provisions hereof or any agreement entered into pursuant hereto in any action, proceeding, hearing or other forum.

7.7 Claims under Benefit Plans

As of the Closing Date, the Employees will cease to participate in and accrue benefits under the Benefit Plans and the Vendor shall retain responsibility for all amounts payable by reason of or in connection with any and all claims incurred under such Benefit Plans by the Employees (and their eligible dependants) prior to the Closing Date. For the purpose of this Section 7.7, a "claim" will be deemed to have been incurred:

(a) with respect to all death and dismemberment claims, on the actual date of the death or dismemberment;

(b) with respect to all income replacement (including short-term and long-term disability benefits), on the first date of absence from work related to such claim; and

(c) with respect to all health care, vision, dental claim, on the date the service or supply was purchased or received by the Employees (or their eligible dependants);

(d) with respect to any post-retirement health and insurance benefits, on the date of retirement.

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XXXXXXXX. At least five (5) days prior to the Closing Date, the Vendor shall advise in writing the Employees of the delays, from and after the Closing Date, within which claims for events that occurred before the Closing Date must be filed in respect of the Benefit Plans.

7.8 No Contact with Employees

From the date hereof until the Closing Date, the Purchaser, its employees, agents or other representatives shall not initiate or cause to be initiated any contact with any Employee, unless such contact is initiated with the permission of the Vendor.

7.9 Non-Solicitation of Employees

Each of the Vendor and Tembec shall not, for a period of twenty-four (24) months from the Closing Date, directly or indirectly, in any capacity whatsoever, solicit the employment or engagement of, or otherwise entice away from the employment of the Purchaser or its Affiliates, any Employees whose employment is continued with the Purchaser in connection with the Business as of the Closing Date, whether or not such individual would commit any breach of his contract or terms of employment by reason of his leaving the employ of the Purchaser. The Vendor and Tembec shall not be in default under this Section 7.9 by virtue only of (i) recruitment through any advertisement or an employment agency provided the foregoing is not targeted specifically at such Employees who accept employment with the Vendor or Tembec; or (ii) the employment of such an Employee when such Employee has initiated contact with the Vendor or Tembec without the Vendor or Tembec breaching the other provisions of this Section 7.9.

ARTICLE VIII
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8.1 Survival of Representations and Warranties of the Vendor

The representations and warranties of the Vendor contained in this Agreement, in the Schedules annexed hereto or in any certificate or other document delivered or given pursuant to this Agreement shall survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation made by or on behalf of the Purchaser, shall continue in full force and effect for the benefit of the Purchaser for a period of XXXXXX XXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXX

8.2 Survival of Representations and Warranties of the Purchaser

The representations and warranties of the Purchaser contained in this Agreement or in any certificate or other document delivered or given pursuant to this Agreement shall survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation made by or on behalf of the Vendor, shall continue in full force and effect for the benefit of the Vendor XXXXXXXXXXXXXXXXXXXXXXX except for the Purchaser's representations and warranties in Sections XXXXXXXXXXXXXXX

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ARTICLE IX
CONDITIONS OF CLOSING

9.1 Conditions for the Benefit of the Purchaser

The purchase of the Purchased Assets in accordance with the terms of this Agreement is subject to the following conditions, each of which is hereby declared to be for the exclusive benefit of the Purchaser. Each condition is to be performed or complied with in all respects at or prior to the Closing Date:

(a) Truth of Representations and Warranties of the Vendor. The representations and warranties of the Vendor contained in this Agreement or in any Schedule annexed hereto or in any certificate or other document delivered or given pursuant to this Agreement (considered individually and collectively), shall have been accurate in all material respects as of the date of this Agreement, and shall be true and correct in all material respects as of the Closing Date as though made on such date.

(b) Performance of Covenants by the Vendor. All of the covenants, obligations and agreements that the Vendor is required to perform or to comply with pursuant to this Agreement at or prior to the Closing Date (considered individually and collectively) shall have been performed or complied with in all material respects at or prior to the Closing Date.

(c) Third Party Approvals. There shall have been obtained from all appropriate Persons all approvals, consents and assurances, in form and substance reasonably satisfactory to the Purchaser's legal counsel, necessary in order to permit the transactions contemplated herein to be completed without affecting or resulting in the termination, cancellation or modification of this Agreement or in the termination, cancellation or modification of any Contract, the loss of which would have a material adverse effect on the Business, including those consents identified in Schedule 4.1(d)(ii) which are indicated thereon as being required as a condition of Closing.

(d) License and Governmental Approvals. There shall have been obtained from all appropriate Governmental Authorities and third parties all approvals, consents and assurances (other than under the Competition Act, which approval is addressed in Section 9.3), in form and substance reasonably satisfactory to the Purchaser's legal counsel, necessary in order to permit the transactions contemplated herein to be completed on the Closing Date without affecting or resulting in the termination, cancellation or modification of this Agreement or in the termination, cancellation, material modification, non-reissuance or non-transfer of any License (including the NonTransferable Licenses) and any Environmental Permit, including those identified in Schedule 4.1(d)(iii) and those identified in Schedule 1.1(y) which are indicated thereon as being required as a condition of Closing.

(e) Litigation. There shall be no actions, claims, complaints, grievances, investigations, arbitrations or other proceedings (whether or not on behalf of the Vendor) pending or threatened to restrain, enjoin or invalidate any transaction contemplated by this Agreement.

(f) Release of Liens. All Liens on the Purchased Assets, including the Liens listed on Schedule 9.1(f) shall be released except for Permitted Encumbrances.

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(h) Environmental Due Diligence. The environmental due diligence of the Business and the Purchased Assets XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX shall not have identified any material non-compliance of the Vendor in connection with the Business, the Business or the Purchased Assets with Environmental Laws, including air emissions or concentrations of Hazardous Substances in soil, surface water and groundwater (including any off-site soil, surface water and groundwater where the source of such Hazardous Substance is directly or indirectly the Purchased Assets), in excess of Environmental Laws, which is not otherwise disclosed herein XXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX .

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(j) Non-Competition Agreement. Tembec and the Vendor shall have entered into a non-competition agreement in favour of the Purchaser, pursuant to which each of Tembec, the Vendor and their respective Affiliates, will agree (save for limited exceptions to be determined by the Parties), XXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXX (the "Non-Competition Agreement"). The Non-Competition Agreement shall contain usual terms and conditions and shall provide that should any of the Vendor, Tembec or their respective Affiliates purchase a business that includes a competing business, the Vendor, Tembec or such Affiliate, as the case may be, shall transfer such competing business to a third party after having offered said competing business to the Purchaser.

(k) Transitional Services Agreement. Tembec and the Purchaser shall have entered into a transitional services agreement in favour of the Purchaser, pursuant to which Tembec and/or the Vendor shall provide for a period of one (1) year following the Closing Date such transition services as the Purchaser may require, at a price to be agreed upon between Tembec and the Purchaser. Such transitional services agreement shall provide, among other things, that the Purchaser will be entitled to use the name "Tembec", "Spruce Falls" and any other name used in connection with the Business for a period of three (3) months in connection with the Business, including on the purchase orders, invoices, sale orders, labels, letterheads, shipping documents, business cards and other materials.

If any of the conditions of this Section 9.1 has not been satisfied, or if satisfaction of any of the conditions of this Section 9.1 becomes impossible, at any time before April 30, 2006, for reasons other than the Purchaser's failure to comply with its obligations under this Agreement, then the Purchaser may terminate this Agreement by notice to the Vendor at any time prior to the Closing without further formality XXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXX .

Notwithstanding the foregoing, in the event that Purchaser wishes to invoke the condition set forth in Section 9.1(h) above as grounds for terminating this Agreement, the Purchaser shall provide to the Vendor full particulars of any report indicating that the non-compliance described in such section will in fact cost in excess of the threshold amount mentioned therein. The parties shall then enter into good faith negotiations for a period expiring only on the earlier of April 30, 2006 or thirty (30) days following delivery of such report to the Vendor with a view to allocating responsibility for the remediation of such noncompliance. Only if such good faith negotiations have not resulted in an agreement at the expiry of such period may the Purchaser terminate this Agreement by notice to the Vendor XXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXX .

9.2 Conditions for the Benefit of the Vendor

The sale of the Purchased Assets in accordance with the terms of this Agreement is subject to the following conditions, each of which is hereby declared to be for the exclusive benefit of the Vendor. Each condition is to be performed or complied with in all respects at or prior to the Closing Date unless otherwise provided:

(a) Truth of Representations and Warranties of the Purchaser. The representations and warranties of the Purchaser contained in this Agreement or in any certificate or other document delivered or given pursuant to this Agreement (considered individually and collectively), shall have been accurate in all material aspects as of the date of this Agreement, and shall be true and correct in all material respects as of the Closing Date as though made on such date.

(b) Performance of Covenants by the Purchaser. All of the covenants, obligations and agreements that the Purchaser is required to perform or to comply with pursuant to this Agreement at or prior to the Closing Date (considered individually and collectively) shall have been performed or complied with in all respects at or prior to the Closing Date.

(c) Litigation. There shall be no actions, claims, investigations, arbitrations or other proceedings (whether or not on behalf of the Purchaser) pending to restrain, enjoin or invalidate any transaction contemplated by this Agreement.

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If any of the conditions of this Section 9.2, has not been satisfied, or if satisfaction of any of the conditions of this Section 9.2 becomes impossible, at any time before April 30, 2006, for reasons other than the Vendor's failure to comply with its obligations under this Agreement, then the Vendor may terminate this Agreement by notice to the Purchaser at any time prior to Closing without further formalityXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

9.3 Condition Precedent to Each Party's Obligations

The obligations of each of the Parties under this Agreement are subject to fulfillment of the following condition, unless waived by each of them, at or before the Closing. There shall have been received an advance ruling certificate from the Commissioner under section 102 of the Competition Act (Canada) or a no-action letter from the Commissioner with respect to the transactions contemplated by this Agreement.

If the condition in this Section 9.3 has not been satisfied, or if satisfaction of such condition becomes impossible, at any time before April 30, 2006, for reasons other than a Party's failure to use its commercially reasonable efforts to ensure the satisfaction of this condition, then such Party may terminate this Agreement by notice to the other Party at any time prior to the Closing without further formality; provided, however, that no Party may terminate this Agreement as a result of the non-satisfaction of this condition by April 30, 2006, if satisfaction of such condition appears reasonably imminent thereafter.

9.4 Effects of Termination

If this Agreement is terminated pursuant to Sections 9.1, 9.2 or 9.3, then all further obligations of the Parties under this Agreement will terminate, except that the obligations in Sections 7.9 (Non-Solicitation of Employees), 13.5 (Notices), 13.6 (Expenses) and 13.9 (Governing Law) will survive. Notwithstanding the foregoing, if this Agreement is terminated by a Party because of the other Party's failure to comply with its covenants under this Agreement, then the terminating Party's right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE X
INDEMNIFICATION

10.1 Indemnification by the Vendor

The Vendor shall indemnify and hold the Purchaser harmless from and against any claims, complaints, grievances, demands, orders, actions, causes of action, judgments, damages, losses (which shall include any diminution in value), liabilities, costs or expenses (including, without limitation, interest, fines, penalties and reasonable fees and disbursements of attorneys, experts and consultants) (collectively, the "Losses") which may be made against the Purchaser or which it may suffer or incur as a result of, arising out of or relating to:

(a) any violation, contravention or breach of any covenant, agreement or obligation of the Vendor under or pursuant to this Agreement;

(b) any incorrectness in, or breach of, any representation or warranty made by the Vendor in Section 4.1, the Schedules annexed hereto or in any certificate or other document delivered or given pursuant to this Agreement, whether or not the Purchaser had knowledge thereof;

(c) all liabilities of the Vendor other than the Assumed Liabilities;

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10.2 Indemnification by the Purchaser

The Purchaser shall indemnify and hold the Vendor harmless from and against any Losses which may be made against the Vendor or which it may suffer or incur as a result of, arising out of or relating to:

(a) any violation, contravention or breach of any covenant, agreement or obligation of the Purchaser under or pursuant to this Agreement, including, without limitation, the obligation of the Purchaser to assume and discharge on a timely basis the Assumed Liabilities;

(b) any incorrectness in, or breach of, any representation or warranty made by the Purchaser in Section 4.2, the Schedules annexed hereto or in any certificate or other document delivered or given pursuant to this Agreement, whether or not the Vendor had knowledge thereof; or

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10.3 Obligation to Reimburse

The Party providing indemnification hereunder (the "Indemnifying Party") shall reimburse, on demand, to the Party being indemnified hereunder (the "Indemnified Party") the amount of any Losses suffered or incurred by the Indemnified Party, the whole as of the date that the Indemnified Party incurs any such Losses, together with interest thereon from such date until payment in full at the Prime Rate.

10.4 Notification

Promptly upon obtaining knowledge thereof, the Indemnified Party shall notify the Indemnifying Party of any cause which the Indemnified Party has determined has given or could give rise to indemnification under this Article X. The omission so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any duty to indemnify and hold harmless which otherwise might exist with respect to such cause unless (and only to that extent) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend a Third Party Claim provided in this Article X.

10.5 Defense of Third Party Claim

If any legal proceeding shall be instituted or any claim or demand shall be asserted by a third party against the Indemnified Party (each a "Third Party Claim"), then the Indemnifying Party shall have the right, after receipt of the Indemnified Party's notice under Section 10.4 and upon giving notice to the Indemnified Party within thirty (30) days of such receipt, to defend the Third Party Claim at its own cost and expense with counsel of its own selection, provided that:

(a) the Indemnified Party shall at all times have the right to fully participate in the defense at its own expense;

(b) the Third Party Claim seeks only monetary damages and does not seek any injunctive or other relief against the Indemnified Party;

(c) the Indemnifying Party unconditionally acknowledges in writing its obligation to indemnify and hold the Indemnified Party harmless with respect to the Third Party Claim; and

(d) legal counsel chosen by the Indemnifying Party is satisfactory to the Indemnified Party, acting reasonably.

Amounts payable by the Indemnifying Party pursuant to a Third Party Claim shall be paid in accordance with the terms of the settlement or, the judgment, as applicable, but in any event prior to the expiry of any delay for a judgment to become executory.

10.6 No Compromise

The Indemnifying Party shall not compromise and settle or cause a compromise and settlement of any Third Party Claim without the prior written consent of the Indemnified Party, unless:

(a) the terms of the compromise and settlement require only the payment of money and do not require the Indemnified Party to admit any wrongdoing or take or refrain from taking any action; and

(b) the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional satisfaction or release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably, from any and all obligations or liabilities it may have with respect to the Third Party Claim.

10.7 Failure to Defend

If the Indemnifying Party fails:

(a) within thirty (30) days from receipt of the notice of a Third Party Claim to give notice of its intention to defend the Third Party Claim in accordance with Section 10.5; or

(b) to comply at any time with any of Sections 10.5(c) or 10.5(d),

then the Indemnifying Party shall be deemed to have waived its right to defend the Third Party Claim and the Indemnified Party shall have the right (but not the obligation) to undertake the defense of the Third Party Claim and to compromise and settle the Third Party Claim on behalf, for the account and at the risk and expense, of the Indemnifying Party.

10.8 Limitations on Indemnification

(a) The obligations of indemnification set out in Sections 10.1(b) and 10.2(b) (other than in the case of fraud) shall:

(i) with respect to any particular claim, survive the expiry of the period for which indemnification is available hereunder if notification of such claim under Section 10.4 is given prior to the expiry of the applicable period;

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(iii) not apply to the extent that the Losses claimed have been reimbursed through insurance to the Indemnified Party.

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(c) The obligations of the Vendor under Section 10.1 shall not be reduced or limited by any investigations or due diligence conducted by the Purchaser or its representatives.

10.9 Survival of Indemnification

The obligation of indemnification set forth herein shall survive the completion of the transactions contemplated in this Agreement, provided, however, that as a condition to the exercise of the right to be indemnified under either of Sections 10.1(b) or 10.2(b), the Indemnified Party shall have given written notice thereof to the Indemnifying Party within the applicable period referred to in Article VIII.

10.10 Sole Remedies

The provisions of this Article X and any other recourses specifically referred to in this Agreement shall be the sole remedies of the Parties with respect to the matters herein, subject, however, to the right of any Party to seek specific performance or any other extraordinary remedy in a court of competent jurisdiction for breaches which give rise to such extraordinary remedies.

ARTICLE XI
CLOSING

11.1 Date, Time and Place of Closing

The Closing shall take place at the offices of Stikeman Elliott LLP on the third (3rd) business day (in the City of Montreal) following the date on which all of the conditions in Article IX have been satisfied or waived (unless the Agreement has been terminated in accordance with Article IX) (the "Closing Date") at the hour of 10:00 a.m., or at such other place, on such other date and at such other time as may be agreed by the Parties.

ARTICLE XII
POST-CLOSING COVENANTS

12.1 Books and Records

After the Closing, each Party and its representatives will have the reasonable right to inspect and make copies of the Books and Records then possessed by the other Party relating to the Vendor or the Business on or prior to the Closing Date to the extent it requires such information (i) for tax reporting; (ii) to provide information required by Law; (iii) in connection with any action, complaint, grievance, claim, suit, demand, litigation or arbitration proceeding, investigation, enquiry or any other proceedings by a third party (collectively the "Proceedings") against it or to which it is a party or for which it has a legitimate interest; or (iv) for any other legitimate purpose. The foregoing right of inspection shall only be exercisable until the sixth anniversary of the Closing Date (or such longer period as such Party may reasonably request in the case of ongoing litigation or investigation) upon prior reasonable notice to the other Party and in such a manner as to not interfere unreasonably with the normal operations and business of the other Party. The requesting Party shall reimburse the other Party for its reasonable costs and expenses in complying with this Section 12.1. To the extent that the information contained in such Books and Records constitutes confidential information, the requesting Party and its representatives will use their due care to not disclose such information except to the extent such information (a) is required to be disclosed pursuant to an order or request of a judicial authority or Governmental Authority having competent jurisdiction or (b) which can be shown to have been generally available to the public otherwise than as a result of a breach of this Section 12.1. Such Books and Records may nevertheless be destroyed by a Party if it sends to the other Party written notice of its intent to destroy some or all of the said Books and Records, specifying with particularity the contents of the Books and Records to be destroyed. Such Books and Records may then be destroyed after the 30th day after such notice is given unless the other Party objects to the destruction, in which case the Party in possession shall either agree to retain such Books and Records or deliver such Books and Records to the other Party.

12.2 Access to Employees

After the Closing, the Purchaser shall make the Employees (provided such Employees are still employed by the Purchaser) available to the Vendor during normal business hours for the purposes of providing the Vendor with information and assistance (including acting as a witness) that the Vendor may reasonably require in connection with any Proceedings. The Vendor shall request the prior written authorization of the Purchaser and the Purchaser shall instruct the relevant Employees to cooperate in good faith with the Vendor. The Vendor shall exercise this right so as to minimize any disruption to the operations of the Business and shall reimburse the Purchaser and the relevant Employees for the reasonable costs they may respectively incur in connection with the foregoing.

ARTICLE XIII
MISCELLANEOUS

13.1 Risk of Loss

From the date hereof up to the Closing Time on the Closing Date, the Purchased Assets shall be and shall remain at the risk of the Vendor. If, prior to the Closing Time on the Closing Date, all or any material portion of the Purchased Assets are destroyed or damaged by fire or other casualty or shall be appropriated, expropriated or seized by any Governmental Authority, then the Purchaser shall have the option on or prior to the Closing Time on the Closing Date:

(a) to terminate this Agreement forthwith upon written notice to the Vendor to such effect XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX; or

(b) to proceed with the Closing without reduction of the Purchase Price, in which case all proceeds of insurance or compensation for expropriation or seizure (up to the amount of the Purchase Price) shall be payable to the Purchaser and all right, title and interest of the Vendor to any such amounts not paid by the Closing Date shall be assigned to the Purchaser pursuant to an agreement of assignment in form and substance satisfactory to the legal counsel of the Purchaser, acting reasonably.

13.2 Announcements

Prior to Closing, any press release, public announcement or publicity with respect to the transactions contemplated in this Agreement shall be made only with the prior written consent of the Parties unless such release, announcement or publicity is required by Law, in which case the Party required to make such release, announcement or publicity shall use its reasonable efforts to obtain approval of the other Parties to the form, nature and extent of such disclosure, which approval shall not be unreasonably withheld. Unless otherwise determined by a court of competent jurisdiction, each Party shall keep this Agreement strictly confidential and make no disclosure thereof to any Person except the Party's counsel, advisors and lenders and except as may be required in connection with the consummation of the transactions contemplated hereby or as may be required by Law, without the prior written consent of the other Parties.

13.3 Further Assurances

Each Party upon the request of the other, whether at or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement.

13.4 Successors in Interest

This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns. The Vendor may not assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the Purchaser. The Purchaser may assign this Agreement and all of the Purchaser's rights and obligations hereunder to an Affiliate provided, however, that such assignment or designation shall not relieve the Purchaser of the obligation to be solidarily liable with such assignee or designated the Purchaser for all of its obligations hereunder.

13.5 Notices

Any notice, consent, authorization, direction or other communication required or permitted to be given hereunder shall be in writing and shall be delivered either by personal delivery or by telecopier or similar telecommunications device and addressed as follows:

(a) in the case of the Vendor or Tembec, c/o:

Tembec Inc.
800 RENÉ-LÉVESQUE BLVD.
SUITE 1050
MONTRÉAL, QUÉBEC
H3B 1X9

ATTENTION: GENERAL COUNSEL AND CORPORATE SECRETARY

TELECOPIER: (514) 871-1980

with a copy to:

Fraser Milner Casgrain LLP
1 PLACE VILLE-MARIE
39 TH FLOOR
MONTRÉAL, QUÉBEC
H3B 4M7

ATTENTION: STEPHEN LLOYD

TELECOPIER: (514) 866-2241

(b) in the case of the Purchaser or the Guarantor, to it at:

6869 METROPOLITAIN BLVD. EAST
ST-LEONARD, QUEBEC H1P 1X8

ATTENTION: ISABELLE VIGER

TELECOPIER: (514) 328-3322

with a copy to:

STIKEMAN ELLIOTT LLP
1155, RENÉ-LÉVESQUE BLVD. WEST
SUITE 4000
MONTREAL, QUEBEC, H3B 3V2

ATTENTION: PIERRE RAYMOND AND STEEVE ROBITAILLE

TELECOPIER: (514) 397-3222

Any notice, consent, authorization, direction or other communication delivered as aforesaid shall be deemed to have been effectively delivered and received, if sent by telecopier or similar telecommunications device on the date next following receipt of such transmission or, if by personal delivery, to have been delivered and received on the date of such delivery, provided, however, that if such date is not a business day in the jurisdiction of receipt, then it shall be deemed to have been delivered and received on the business day next following such delivery. Either Party may change its address for service by notice delivered as aforesaid.

13.6 Expenses

Each Party shall bear and pay all costs, expenses and fees (including, without limitation, legal counsel and accounting fees and disbursements) incurred by it in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated hereunder. Notwithstanding the foregoing, the Parties agree to share equally the filing fees associated with the approval contemplated in Section 9.3.

13.7 Counterparts

This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original, and such counterparts together shall constitute one and the same instrument.

13.8 Severability

Any Article, Section or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed herefrom and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof, which provisions shall (a) be severed from any illegal, invalid or unenforceable Article, Section or other subdivision of this Agreement or any other provision of this Agreement, and (b) otherwise remain in full force and effect.

13.9 Governing Law

This Agreement shall be governed by and interpreted and construed in accordance with the Laws presently in force in the Province of Quebec without reference to the conflict of laws rules.

13.10 Entire Agreement

This Agreement, including the Schedules and Exhibits, constitutes the entire Agreement between the Parties pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions of the Parties.

13.11 Inconsistency

This Agreement shall override the Schedules annexed hereto to the extent of any inconsistency.

13.12 Gender

Any reference in this Agreement to any gender shall include both genders and the neuter, and words herein importing the singular number only shall include the plural and vice versa.

13.13 Currency

All of the dollar amounts mentioned in this Agreement or in the Schedules and Exhibits annexed hereto shall be in Canadian funds, unless otherwise specifically denominated.

13.14 Headings

The headings in this Agreement are inserted for convenience of reference only and shall not affect the interpretation hereof.

13.15 Amendment

No amendment to this Agreement shall be binding unless expressly provided in an instrument duly executed by the Parties.

13.16 Waiver

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the Parties.

13.17 Arbitration

The Parties, in their sole discretion, may agree to settle by arbitration any dispute, controversy or claim arising out of this Agreement which has been identified.

ARTICLE XIV
INTERVENTION

14.1 Guarantor

Guarantor does hereby intervene to this Agreement and, for good and marketable consideration, the receipt and sufficiency whereof are hereby acknowledged, agrees to be solidarily (within the meaning of the Civil Code of Quebec) liable with the Purchaser (and waives the benefit of division and discussion) for all of its obligations under this Agreement.

14.2 Tembec

Tembec does hereby intervene to this Agreement and, for good and marketable consideration, the receipt and sufficiency whereof are hereby acknowledged, agrees to be solidarily (within the meaning of the Civil Code of Quebec) liable with the Vendor (and waives the benefit of division and discussion) for all of its obligations under this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and at the place first above mentioned.

SPRUCE FALLS INC.

Per: (s) Frank A. Dottori
Frank A. Dottori
Director

TEMBEC INC.

Per: (s) Frank A. Dottori
Frank A. Dottori
President and Chief Executive Officer

4311485 CANADA INC.

Per: (s) Emanuele Saputo
Mr. Emanuele Saputo

JOLINA CAPITAL INC.

Per: (s) Emanuele Saputo
Mr. Emanuele Saputo